     As filed with the Securities and Exchange Commission on August 4, 1995

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                 THE KROGER CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

               OHIO                                  31-0345740
 (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
  INCORPORATION OR ORGANIZATION)
                                1014 VINE STREET
                             CINCINNATI, OHIO 45202
                                 (513) 762-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                             PAUL W. HELDMAN, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                 THE KROGER CO.
                                1014 VINE STREET
                             CINCINNATI, OHIO 45202
                                 (513) 762-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

  Copies of all communications, including communications sent to the agent for service, should be sent to:
                             ROBERT W. REEDER, ESQ.
                              SULLIVAN & CROMWELL
                                250 PARK AVENUE
                            NEW YORK, NEW YORK 10177
                                 (212) 558-4000
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------
                                           PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF                    MAXIMUM         MAXIMUM       AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE  OFFERING PRICE    AGGREGATE     REGISTRATION
       REGISTERED          REGISTERED      PER UNIT    OFFERING PRICE       FEE
- ------------------------------------------------------------------------------------
Common Stock, par value    10,706,638
 $1 per share...........     shares      $31.9375(1)   $341,943,251(1)  $117,911.47
- ------------------------------------------------------------------------------------
Common Stock Purchase
 Rights.................      (2)            (2)             (2)            (2)
- ------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c), estimated solely for the purpose of calculating the registration fee, and based on the average high and low sales prices reported on the New York Stock Exchange on August 3, 1995.
(2) Common Stock Purchase Rights will be issued in a number equal to the shares of Common Stock to be issued for no additional consideration and therefore no registration fee is required. Prior to the occurrence of certain events, the Common Stock Purchase Rights will not be exercisable or evidenced separately from the Common Stock.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 4, 1995

                               10,706,638 SHARES

                                 THE KROGER CO.

                                  COMMON STOCK
                            (PAR VALUE $1 PER SHARE)

                                  -----------

  This Prospectus covers the issuance of a maximum of 10,706,638 shares of common stock, par value $1.00 per share (the "Common Stock"), of The Kroger Co. (the "Company") under the standby arrangements described under "Standby Arrangements" and the reoffering of any Common Stock issued upon conversion of the Company's outstanding 6 3/8% Convertible Junior Subordinated Notes due 1999 (the "Notes") into Common Stock by Goldman, Sachs & Co. (the "Purchaser") or pursuant to such standby arrangements.

  On August 4, 1995, the Company called for redemption on September 5, 1995 (the "Redemption Date") all of its outstanding Notes at a redemption price of 104.554% of the principal amount of Notes, plus accrued interest thereon from June 1, 1995 to the Redemption Date (the "Redemption Price"). The Notes (or any portion thereof which is $1,000 or an integral multiple thereof) may be converted into the Common Stock of the Company at a conversion price of $18.68 of principal amount of Notes per share of Common Stock or approximately 53.5 shares of Common Stock for each $1,000 principal amount of Notes at any time prior to 5:00 p.m. Eastern Daylight Time on September 5, 1995 (the "Expiration Time"). Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Notes. No payment or adjustment to the conversion price will be made on account of accrued interest on the Notes. ANY NOTES NOT SO SURRENDERED FOR CONVERSION PRIOR TO THE EXPIRATION TIME WILL BE REDEEMED FOR CASH ON THE REDEMPTION DATE.

  The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed to purchase from the Company, at the option of the Company, up to the number of shares (the "Shares") of Common Stock equal to the positive difference, if any, between (i) the number of shares (the "Redemption Shares") of Common Stock that would have been issuable upon conversion of the Notes that are not surrendered for conversion on or prior to the Expiration Time, minus (ii) (A) if on the Expiration Time the closing price of the Common Stock is greater than $19.84, 535,332 shares of Common Stock or (B) if such closing price is not greater than $19.84, zero, at a price per share of $19.34, if there are fewer than 2,675,000 Redemption Shares, and $19.10 per share if there are 2,675,000 or more Redemption Shares. The Purchaser has agreed to remit to the Company not less than 50% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Shares exceeds the purchase price of the Shares. The Purchaser may also purchase Notes in the open market or otherwise prior to the Expiration Time and has agreed to convert into Common Stock all Notes which it so purchases. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

  SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES OF COMMON STOCK. SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $19.84 PER SHARE AT THE TIME OF CONVERSION, A HOLDER OF NOTES WHO EXERCISES SUCH HOLDER'S CONVERSION RIGHTS WILL RECEIVE COMMON STOCK WITH A MARKET VALUE, PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE, GREATER THAN THE AMOUNT OF CASH THE HOLDER WOULD OTHERWISE BE ENTITLED TO RECEIVE UPON THE REDEMPTION OF THE NOTES, BEFORE DEDUCTING ANY APPLICABLE TRANSFER TAXES.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                              GOLDMAN, SACHS & CO.

                                  -----------

                The date of this Prospectus is August   , 1995.

  On August 3, 1995, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $32 per share. If a holder of $1,000 principal amount of Notes on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,713, based on the closing price of $32. The market price of the Common Stock received upon conversion is subject to fluctuation, and the holder may incur various transaction costs if the Common Stock is sold. So long as the market price of the Common Stock is greater than $19.84 per share at the time of conversion, a holder of Notes who exercises such holder's conversion rights will receive Common Stock with a market value, plus cash in lieu of any fractional share, greater than the amount of cash the holder would otherwise be entitled to receive upon the redemption of the Notes, before deducting any applicable transfer taxes. See "Redemption of the Notes and Alternatives to Redemption".

  Prior to, on or after the Redemption Date, the Purchaser may offer shares of Common Stock pursuant to this Prospectus directly to the public, at prices set from time to time by it, including shares acquired through conversion of Notes acquired by the Purchaser. Each such price when set will not exceed the greater of the last sale or current offering price of the Common Stock on the New York Stock Exchange plus the amounts of any concession to dealers, and an offering price on any calendar day will not be increased more than once during such day. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation referred to under "Standby Arrangements". The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchaser, and subject to its right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser.

  The outstanding shares of Common Stock and any shares acquired through conversion of Notes are listed, and the Shares will be listed, on the New York Stock Exchange.


                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Kroger Co. (together with its consolidated subsidiaries, the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such references.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

    1. Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended.

    2. Quarterly Reports on Form 10-Q for the quarters ended March 25, 1995 and June 17, 1995.

    3. Reports on Form 8-K dated January 31, 1995, April 18, 1995 and July 18, 1995.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

  Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

  The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202, Attention: Paul W. Heldman, (513) 762-4000.

                       CERTAIN INVESTMENT CONSIDERATIONS

  The following factors, in addition to other information set forth in this Prospectus, should be considered carefully in evaluating the Company and its business before acquiring any Common Stock offered by this Prospectus.

SUBSTANTIAL INDEBTEDNESS

  At June 17, 1995, the Company had $3.7 billion of indebtedness outstanding, including $999.5 million outstanding under the Senior Competitive Advance and Revolving Credit Facility Agreement (the "Credit Agreement"), dated as of July 19, 1994, among the Company and Chemical Bank and Citibank, N.A., as administrative agents, and the lenders named therein (collectively, the "Senior Lenders") (with an additional $626.9 million available for borrowing under the Working Capital Facility thereof). This degree of leverage has important consequences to investors in the Common Stock. The Company has significant interest payment and principal repayment obligations and the ability of the Company to satisfy such interest and principal obligations is subject to prevailing economic, financial and business conditions and to other factors beyond the Company's control. A significant portion of the Company's indebtedness bears interest at floating rates causing the Company's results of operations to be sensitive to prevailing interest rates.

RESTRICTIONS IMPOSED BY THE CREDIT AGREEMENT AND OTHER AGREEMENTS

  The Credit Agreement contains numerous restrictive covenants which, among other things, restrict the ability of the Company to dispose of assets, incur debt, pay dividends, make capital expenditures and make certain investments or acquisitions and which otherwise restrict corporate activities. In addition, the Company is required to maintain specified financial ratios and levels, including fixed charge coverage and total debt ratios. The ability of the Company to comply with such provisions depends on its future performance, which is subject to prevailing economic, financial and business conditions and to other factors beyond the Company's control.

  The indentures relating to the Company's outstanding public debt securities place limitations on, among other things, the Company's ability to incur indebtedness, pay dividends, acquire assets and enter into leases and sale and leaseback transactions. The indentures, however, do not contain any covenant requiring the Company to meet or maintain on a day-to-day basis any specific financial test or ratio.

RESTRICTION ON PAYMENT OF DIVIDENDS

  As long as any amount remains outstanding under the Credit Agreement, the Company may not (i) make or declare, or permit any subsidiary to make or declare, any dividend or other distribution on account of any shares of any class of capital stock, including the Common Stock, of the Company or (ii) purchase, redeem or otherwise acquire, or permit any subsidiary to purchase, redeem or otherwise acquire, any shares of capital stock, including the Common Stock, of the Company, except for dividends on the Common Stock payable in shares of Common Stock and the repurchase of odd-lot shares of Common Stock in an amount not exceeding $10 million in aggregate and $2 million in any one fiscal year. The indentures relating to the Company's outstanding public debt securities also contain restrictions on the payment of dividends and the repurchase of Common Stock. See "Dividends." Until the amounts outstanding under the Credit Agreement are paid, and subject to the restrictions contained in the indentures, the Company will not be able to pay a dividend on the Common Stock.

NOTEHOLDER CONSIDERATIONS ON CONVERSION OR REDEMPTION

  On August 3, 1995, the closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $32 per share. If a holder of $1,000 principal amount of Notes on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,713, based on the closing price of $32. The market price of the Common Stock received upon conversion is subject to fluctuation, and the holder may incur various transaction costs if the Common Stock is sold. So long as the market price of the Common Stock is greater than $19.84 per share at the time of conversion, a holder of Notes who exercises such holder's conversion rights will receive Common Stock with a market value, plus cash in lieu of any fractional share, greater than the amount of cash the holder would otherwise be entitled to receive upon the redemption of the Notes, before deducting any applicable transfer taxes. See "Redemption of the Notes and Alternatives to Redemption".

LABOR AGREEMENTS

  The Company is party to more than 200 collective bargaining agreements with local unions representing approximately 150,000 of the Company's employees. Among the contracts that have expired or will expire in 1995 are those covering food clerks in Memphis, Houston, Indianapolis and Columbus. Typical agreements are 3 to 5 years in duration, and as such agreements expire, the Company expects to negotiate with the unions and to enter into new collective bargaining agreements. There can be no assurance, however, that such agreements will be reached without work stoppage. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on the Company's results of operations or financial position.

LEGAL PROCEEDINGS

  There are pending against the Company various claims and lawsuits arising in the normal course of business, including suits charging violations of certain antitrust and civil rights laws. Some of these suits purport or have been determined to be class actions and/or seek substantial damages. Any damages that may be awarded in antitrust cases will be automatically trebled. Although it is not possible at this time to evaluate the merits of these claims and lawsuits, nor their likelihood of success, the Company is of the opinion that any resulting liability will not have a material adverse effect on the Company's results of operations or financial position.

  Fry's Food Stores of Arizona, Inc. ("Fry's"), a subsidiary of the Company, is currently a defendant and cross-defendant in actions pending in the U.S. District Court for the Southern District of Florida entitled Harley S. Tropin
v. Kenneth Thenen, et. al., No. 93-2502-CIV-MORENO and Walco Investments, Inc., et al. v. Kenneth Thenen, et. al., No. 93-2534-CIV-MORENO. The plaintiff and cross-claimants in these actions seek unspecified damages against numerous defendants and cross-defendants, including Fry's. Plaintiffs and cross-claimants allege that a former employee of Fry's supplied false information to third parties in connection with purported sales transactions between Fry's and affiliates of Premium Sales Corporation or certain limited partnerships. Claims have been alleged against Fry's for breach of implied contract, aiding and abetting conspiracy, conversion and civil theft, negligent supervision, fraud, and violations of 18 U.S.C. (S)(S) 1961 and 1962(d) and Chapter 895, Florida Statutes. Fry's believes that it has substantial meritorious defenses to the claims alleged against it, and Fry's intends to defend the litigation vigorously.

                                  THE COMPANY

  The Company was founded in 1883, incorporated in 1902, and maintains its principal executive offices in Cincinnati, Ohio. The Company is the nation's largest supermarket operator measured by total sales for 1994. At December 31, 1994, the Company operated 1,301 supermarkets in 24 states and 932 convenience stores in 16 states. The Company also operates food processing facilities which enable the Company's stores to offer quality, low-cost private label perishable and non-perishable products, and an efficient warehouse and distribution system which supplies products to its stores.

  The Company's principal executive offices are located at 1014 Vine Street, Cincinnati, Ohio 45202, and its telephone number at that address is (513) 762-4000.

               REDEMPTION OF NOTES AND ALTERNATIVES TO REDEMPTION

  The Company has called for redemption at 5:00 p.m., Eastern Daylight time, on September 5, 1995 (the "Redemption Date"), all of the Company's outstanding Notes. As of August 3, 1995, $199,843,000 principal amount of Notes was outstanding.

  The following alternatives are available to holders of Notes:

  1. Conversion into Common Stock. Convert the Notes (or any portion thereof which is $1,000 or an integral multiple thereof) into the Common Stock of the Company at a conversion price of $18.68 of principal amount of Notes per share of Common Stock or approximately 53.5 shares of Common Stock for each $1,000 principal amount of Notes. Cash will be paid in lieu of any fractional share in an amount equal to such fraction multiplied by the last reported sale price per share of Common Stock, regular way, on the day prior to the day of conversion or, if no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, on the NYSE. No payment or adjustment to the conversion price will be made on account of accrued interest on the Notes. On August 3, 1995, the last reported sale price of the Common Stock on the NYSE Composite Tape was $32 per share. On the basis of such last reported sale price of the Common Stock, 53.5 shares of the Common Stock had a value (including cash in lieu of any fractional share, determined as set forth above) of $1,713. THE CONVERSION RIGHT EXPIRES AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 5, 1995.

  The Notes are currently held in book-entry form through the facilities of The Depository Trust Company (the "Depository"). Accordingly, in order for a beneficial owner of an interest in a Note to exercise such person's conversion rights, such person must comply with the procedures of the Depository, if a participant in the Depository (a "participant"), or if such person is not a participant in the Depository, through the procedures of the participant through which such person owns its interest in the Notes, to effect a conversion.

  The Company will decide, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for conversion by the Company of any Notes. Any defect or irregularity in the surrender or delivery of any document in connection with the conversion of Notes may result in such Notes not being converted into Common Stock and, therefore, being redeemed on the Redemption Date.

  SINCE IT IS THE TIME OF ACTUAL RECEIPT THAT DETERMINES WHETHER NOTES HAVE BEEN PROPERLY PRESENTED FOR CONVERSION, SUFFICIENT TIME SHOULD BE ALLOWED FOR A BOOK-ENTRY TRANSFER TO BE MADE, PRIOR TO 5:00 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 5, 1995. NOTES NOT ACTUALLY RECEIVED FOR CONVERSION BY A BOOK-ENTRY TRANSFER PRIOR TO SUCH TIME WILL BE REDEEMED AS SET FORTH BELOW.

  2. Sale in Open Market. Sell the Notes in the open market. Holders of Notes who wish to sell their Notes in the open market should consult with their own advisors regarding if and when they should sell their Notes and the tax consequences thereof. Holders may incur various fees and expenses in connection with any such sale.

  3. Redemption. Allow the Notes to be redeemed. Pursuant to the terms of the Indenture between the Company and Chemical Bank, as Trustee, dated December 1, 1992, holders of the Notes will be entitled to receive upon redemption 104.554% of the principal amount of Notes, plus accrued interest thereon from June 1, 1995 to the Redemption Date (the "Redemption Price"). The holder of $1,000 principal amount of Notes redeemed at the Redemption Price would receive $1,062 in cash. Payment of the Redemption Price will be made by Chemical Bank, as Trustee as redemption agent (the "Redemption Agent"), on the Redemption Date. On and after the Redemption Date, interest will cease to accrue and holders of Notes will not have any rights as such holders other than the right to receive the Redemption Price upon such surrender for redemption.

  NOTES NOT ACTUALLY RECEIVED FOR CONVERSION BY BOOK-ENTRY TRANSFER PRIOR TO 5:00 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 5, 1995, WILL BE REDEEMED AS SET FORTH ABOVE ON THE REDEMPTION DATE.

  Based on the above-stated last reported sale price of the Common Stock on August 3, 1995, the market value of the Common Stock into which $1,000 principal amount of Notes is convertible (including cash in lieu of any fractional share, determined as set forth above) would be $1,713, which amount is higher than the amount ($1,062) to be received upon redemption. The market price of the Common Stock received upon conversion, however, is subject to fluctuation, and the holder may incur various transaction costs if such Common Stock is sold. Holders of Notes are urged to obtain current market quotations for the Common Stock.

  SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $19.84 PER SHARE AT THE TIME OF CONVERSION, A HOLDER WHO CONVERTS HIS OR HER NOTES WILL RECEIVE COMMON STOCK AND CASH IN LIEU OF ANY FRACTIONAL SHARE (DETERMINED AS SET FORTH ABOVE) WITH A MARKET VALUE GREATER THAN THE AMOUNT OF CASH RECEIVABLE UPON THE REDEMPTION OF THE NOTES.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Common Stock to the Purchaser pursuant to the arrangements described under "Standby Arrangements" will be used to redeem any Notes not surrendered for conversion.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed on the NYSE. The following table sets forth, for each period shown, the range of high and low sale prices of the Common Stock on the NYSE:

                                                                  COMMON STOCK
                                                                   PRICE RANGE
                                                                 ---------------
                                                                  HIGH     LOW
                                                                 ------- -------
      1993
      1st Quarter............................................... $19 1/2 $14
      2nd Quarter...............................................  19 5/8  16 5/8
      3rd Quarter...............................................  21 3/4  16 1/4
      4th Quarter...............................................  20 7/8  17 1/2
      1994
      1st Quarter...............................................  25 7/8  19 3/8
      2nd Quarter...............................................  25 3/8  21 1/8
      3rd Quarter...............................................  26 7/8  23
      4th Quarter...............................................  26 7/8  21 3/4
      1995
      1st Quarter...............................................  27 7/8  23 3/8
      2nd Quarter...............................................  28      25
      3rd Quarter (through August 3, 1995)......................  33      26 1/2

  On August 3, 1995, the last reported sale price for the Company's Common Stock on the NYSE was $32 per share.

                                   DIVIDENDS

  As long as any amount remains outstanding under the Credit Agreement, the Company may not (i) declare or make, or permit any subsidiary to declare or make, any dividend or other distribution on account of any class of shares of its capital stock, including the Common Stock, or (ii) purchase, redeem or otherwise acquire, or permit any subsidiary to purchase, redeem or otherwise acquire, shares of its capital stock, including the Common Stock, except for dividends of Common Stock on its outstanding shares of Common Stock and repurchases of odd-lot shares of its Common Stock for a maximum aggregate value of $10 million, not to exceed $2 million in any fiscal year.

  The indentures for the Company's outstanding public debt contain covenants restricting the payment of dividends on, or the redemption or repurchase of, capital stock by the Company or any subsidiary.

                      DESCRIPTION OF THE CREDIT AGREEMENT

GENERAL

  The following constitutes only a summary of the principal terms and conditions of the Credit Agreement, and is qualified in its entirety by the actual terms of the Credit Agreement, which was filed as an exhibit to the Company's Form 8-K, dated July 20, 1994 and thereafter was amended on July 20, 1995. Whenever particular provisions or defined terms of the Credit Agreement are referred to, such provisions or defined terms are incorporated herein by reference as part of the statements made herein. For purposes of this description of the Credit Agreement, the term "Company" refers only to The Kroger Co. and does not include The Kroger Co.'s consolidated subsidiaries.

  The Credit Agreement provides for a seven-year $1.750 billion Senior Competitive Advance and Revolving Credit Facility Agreement (the "Facility").

COMMITMENT REDUCTIONS

  The Credit Agreement expires on July 20, 2002 and is not otherwise subject to amortization.

INTEREST RATES

  Borrowings under the Facility bear interest at the option of the Company at a rate equal to either (i) the highest, from time to time, of (A) the average of publicly announced prime rate of Chemical Bank and Citibank, N.A., (B) 1/2% over a moving average of secondary market morning offering rates for 3 month certificates of deposit adjusted for reserve requirements, and (C) 1/2% over the federal funds rate (the "Base Rate") plus the Applicable Percentage or (ii) an adjusted Eurodollar rate based upon the London Interbank Offered Rate ("Eurodollar Rate") plus the Applicable Percentage. The Applicable Percentage is zero for the Base Rate. The Applicable Percentage for Eurodollar Rate advances is 0.3125% as of July 21, 1995.

COLLATERAL

  The Company's obligations under the Facility are collateralized by a pledge of a substantial portion of the Company's and certain of its Subsidiaries' assets, including substantially all of the Company's and such Subsidiaries' inventory and equipment and the stock of all Subsidiaries. Such collateral also secures the Company's obligations under its Secured Debentures and also may serve as security for other Senior Secured Debt.

PREPAYMENT

  The Company may prepay the Facility, in whole or in part, at any time, without a prepayment penalty.

CERTAIN COVENANTS

  The Credit Agreement contains covenants which, among other things, (i) restrict investments, capital expenditures, and other material outlays and commitments relating thereto, (ii) restrict the incurrence of debt, including the incurrence of debt by subsidiaries, (iii) restrict dividends and payments, prepayments, and repurchases of capital stock, (iv) restrict mergers and acquisitions and changes of business or conduct of business, (v) restrict transactions with affiliates, (vi) restrict certain sales of assets, (vii) restrict changes in accounting treatment and reporting practices except as permitted under generally accepted accounting principles, (viii) require the maintenance of certain financial ratios and levels, including fixed charge coverage ratios and total debt ratios and (ix) require the Company to maintain interest rate protection providing that at least 50% of the Company's indebtedness for borrowed money is maintained at a fixed rate of interest. See "Certain Investment Considerations -- Restrictions Imposed by the Credit Agreement and Other Agreements."

  The following is a summary of certain of the covenants contained in the Credit Agreement.

  Maintenance of Fixed Charge Coverage Ratio. The Company is required to maintain a ratio, for the Rolling Period in respect of each Fiscal Quarter, determined as of the last day of each Fiscal Quarter of (i) the sum of (a) Consolidated EBITDA for such Rolling Period and (b) Consolidated Rental Expense for such Rolling Period to (ii) the sum of (a) Consolidated Cash Interest Expense for such Rolling Period and (b) Consolidated Rental Expense for such Rolling Period of not less than 1.7:1.

  The Company's ratio of Consolidated EBITDA Available for Fixed Charges to Consolidated Fixed Charges for the Rolling Period ended June 17, 1995 was 2.3:1.

  Maintenance of Net Total Debt/Consolidated EBITDA Ratio. The Company is required to maintain a ratio, determined as of the last day of each Fiscal Quarter for the Rolling Period ending on such day, of (i) Net Total Debt to
(ii) Consolidated EBITDA during such period, of not more than the ratio set forth below opposite such Fiscal Quarter.

         FISCAL QUARTER                                                RATIO
         --------------                                              ----------
      2nd Fiscal Quarter 1995....................................... 4.5 to 1.0
      3rd Fiscal Quarter 1995....................................... 4.5 to 1.0
      4th Fiscal Quarter 1995....................................... 4.4 to 1.0
      1st Fiscal Quarter 1996....................................... 4.4 to 1.0
      2nd Fiscal Quarter 1996....................................... 4.4 to 1.0
      3rd Fiscal Quarter 1996....................................... 4.4 to 1.0
      4th Fiscal Quarter 1996....................................... 4.3 to 1.0
      1st Fiscal Quarter 1997....................................... 4.3 to 1.0
      2nd Fiscal Quarter 1997....................................... 4.3 to 1.0
      3rd Fiscal Quarter 1997....................................... 4.3 to 1.0
      4th Fiscal Quarter 1997....................................... 4.2 to 1.0
      1st Fiscal Quarter 1998....................................... 4.2 to 1.0
      2nd Fiscal Quarter 1998....................................... 4.2 to 1.0
      3rd Fiscal Quarter 1998....................................... 4.2 to 1.0
      4th Fiscal Quarter 1998....................................... 4.1 to 1.0
      1st Fiscal Quarter 1999....................................... 4.1 to 1.0
      2nd Fiscal Quarter 1999....................................... 4.1 to 1.0
      3rd Fiscal Quarter 1999....................................... 4.1 to 1.0
      4th Fiscal Quarter 1999....................................... 4.0 to 1.0
          and thereafter

  The Ratio at June 17, 1995 was 3.32:1.

  Interest Rate Protection. The Company is required to obtain interest rate protection providing that at least 50% of the Company's indebtedness for borrowed money is maintained at a fixed rate of interest.

  Debt. The Company may not create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist any Debt except, among other things,
(i) Debt under the Credit Agreement; (ii) certain designated Debt existing on July 19, 1994; (iii) Debt secured by permitted liens; (iv) trade accounts payable in the ordinary course of business and accounted for as current accounts payable; (v) Commercial Paper issued by the Parent Borrower; (vi) Debt of the Parent Borrower incurred to prepay, redeem, defease or repurchase existing Debt of the Parent Borrower or any of the Subsidiaries so long as (a) such Debt so incurred is subordinated in right of payment to, or pari passu in right of payment with, the Debt being prepaid, redeemed, defeased or repurchased and (b) the average life to maturity of such Debt so incurred is no earlier than the date that is three months following the Termination Date; provided, however, that up to $625,000,000 of such Debt so incurred may have an average life to maturity shorter than the date that is three months following the Termination Date so long as (A) such Debt does not mature before June 15, 1999, and (B) such Debt is incurred to prepay, redeem, defease or repurchase Debt that matures earlier than the date that is three months following the Termination Date; (vii) Capital Lease Obligations; (viii) Debt incurred in connection with the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (ix) Debt incurred or assumed in connection with any investment or acquisition permitted by the Credit Agreement; (x) certain debt owed to the Parent Borrower by Subsidiaries; (xi) Debt secured by mortgages on (a) any property purchased, acquired or developed between January 21, 1992, and the Closing Date or (b) any property purchased, acquired or developed with Real Estate Capital Expenditures, in each case so long as the aggregate amount of the Debt secured by such mortgages does not exceed 100% of the Fair Market Value (determined at the time of such transaction) of such property; (xii) Debt incurred by the Parent Borrower or any of its Subsidiaries in connection with any Receivables Securitization; (xiii) Debt incurred by the Parent Borrower in connection with Interest Rate Agreements; (xiv) Debt of the Parent Borrower not referred to in paragraphs (i) through (xiii) above or in paragraph (xv) below so long as the average life to maturity of such Debt is no earlier than the date that is three months following the Termination Date; and (xv) Debt of the Parent Borrower or any Subsidiary not referred to in paragraphs (i) through (xiv) above in an aggregate amount outstanding at any time not in excess of $100,000,000.

  Capital Expenditures. The Company may not make, and will not permit any of its Subsidiaries to make, any Capital Expenditures in excess of $450 million for each Fiscal Year; provided, however, that if in any Fiscal Year the amount specified exceeds the amount of Capital Expenditures actually made by the Company and its Subsidiaries in such Fiscal Year, the Company and it Subsidiaries shall be entitled to make additional Capital Expenditures in the next succeeding Fiscal Year equal to 45% of the amount of such excess; provided further, however, that (i) the Company is permitted to make additional Capital Expenditures not to exceed $200 million per year for the development or acquisition of real property and (ii) the Company and its Subsidiaries shall be permitted to make additional Capital Expenditures in any Fiscal Year ("Additional Capital Expenditures") in an aggregate amount with respect to the Parent Borrower and its Subsidiaries equal to a percentage of Consolidated Free Cash Flow for the immediately preceding Fiscal Year, such percentage with respect to any Fiscal Year to be equal to (a) 100% in the event that the Parent Borrower's Consolidated Ratio of Net Total Debt to Consolidated EBITDA for the immediately preceding Fiscal Year is 3.0 to 1 or lower; (b) 75% in the event that the Parent Borrower's Consolidated Ratio of Net Total Debt to Consolidated EBITDA for the immediately preceding Fiscal Year is 3.5 to 1 or lower; and (c) 50% in the event that the Parent Borrower's Consolidated Ratio of Net Total Debt to Consolidated EBITDA for the immediately preceding Fiscal Year is lower than the amount set forth below with respect to such preceding Fiscal Year:

      PRECEDING                      RATIO OF NET TOTAL DEBT TO CONSOLIDATED
     FISCAL YEAR                   EBITDA FOR IMMEDIATELY PRECEDING FISCAL YEAR
     -----------                   --------------------------------------------
        1994......................                 4.30 to 1.00
        1995......................                 4.20 to 1.00
        1996......................                 4.10 to 1.00
        1997......................                 4.00 to 1.00
        1998......................                 3.90 to 1.00
        1999......................                 3.80 to 1.00
        2000......................                 3.80 to 1.00

  The entire amount of Additional Capital Expenditures that are permitted to be made in any Fiscal Year but are not made in such Fiscal Year may be carried forward to, and made in the two succeeding Fiscal Years.

  Dividends. Under the Credit Agreement, the Company is restricted from making or declaring cash dividends on the Common Stock. See "Certain Investment Considerations -- Restrictions on Payment of Dividends."

CERTAIN DEFINITIONS

  "Applicable Percentage" means at any time, with respect to Adjusted Eurodollar Rate Advances, the Facility Fees, Standby Letters of Credit and Documentary Letters of Credit, the applicable percentage set forth below based upon (a) the Senior Debt Ratings at such time or (b) the Applicable Percentage Ratio at such time:

                            LEVEL 1     LEVEL 2     LEVEL 3    LEVEL 4    LEVEL 5    LEVEL  6
                          ----------- ----------- ----------- ---------- ---------- -----------
Moody's/S&P or..........  Baa1 or     Baa2 and    Baa2 or BBB Baa3 and   Baa3 or    Lower than
                          better or   BBB                     BBB-       BBB-       or equal to
                          BBB+ or                                                   Ba1 and
                          better                                                    lower than
                                                                                    or equal to
                                                                                    BB+
Applicable Percentage     5.25 to 1.0 4.75 to 1.0 4.0 to 1.0  3.5 to 1.0 3.0 to 1.0 Lower than
 Ratio...........         or greater  or greater  or greater  or greater or greater 3.0 to 1.0
                          (spreads expressed in basis points per annum)

Adjusted Eurodollar Rate
 Advances...............     12.5        20.0        22.5       31.25       40.0       50.0

  The Applicable Percentage for Base Rate Advances is zero.

  The Applicable Percentage as of July 21, 1995 is determined in accordance with Level 4.

  "Applicable Percentage Ratio" means the ratio (determined as of the last day of each Fiscal Quarter for the Rolling Period ending on such day) of (i) Consolidated EBITDA for such Rolling Period to (ii) Consolidated Total Interest Expense for such Rolling Period.

  "Capital Expenditures" of any Person means, for any period, all expenditures of such Person during such period (whether paid in cash or accrued as liabilities during such period) which, in conformity with generally accepted accounting principles, are required to be included in or reflected by the property, plant or equipment or similar fixed asset accounts on the balance sheet of such Person and certain investments permitted under the Credit Agreement, including equipment which is purchased simultaneously with the trade-in of existing equipment owned by such Person to the extent of the gross amount of the purchase price of such purchased equipment less the book value of the equipment being traded in at such time, but excluding, among other things,
(i) expenditures made in connection with the replacement or restoration of assets, to the extent such replacement or restoration is financed out of (a) insurance proceeds paid on account of the loss of or damage to the assets so replaced or restored or (b) awards of compensation arising from the taking by condemnation or eminent domain of the assets so replaced, (ii) any portion of Capital Lease Obligations which is capitalized on such person's balance sheet and (iii) interest capitalized during construction.

  "Consolidated Cash Interest Expense" means, for any period, interest expense net of interest income, whether paid or accrued (including the interest component of Capital Lease Obligations) on all debt of the Company and its Subsidiaries on a Consolidated basis for such period, including, without limitation (i) cash dividends paid in respect of preferred stock issued by the Company, (ii) commissions and other fees and charges payable in connection with Letters of Credit, (iii) net payments payable in connection with certain interest rate protection contracts and (iv) interest capitalized during construction, but excluding, however, (v) interest expense not payable in cash (including amortization of discount and deferred debt expenses), all as determined in conformity with GAAP.

  "Consolidated EBITDA" means, for any period, on a Consolidated basis for the Company and its Subsidiaries, the sum for such period of (i) Consolidated Net Income, plus (ii) depreciation and amortization expense, plus (iii) interest expense net of interest income, plus (iv) federal and state income taxes as determined in accordance with GAAP, plus (v) extraordinary losses (and any unusual losses in excess of $1 million arising in or outside of the ordinary course of business not included in extraordinary losses determined in accordance with GAAP which have been included in the determination of Consolidated Net Income), plus (vi) LIFO charges included in the calculation of Consolidated Net Income, minus (vii) extraordinary gains (and any unusual gains in excess of $1 million arising in or outside of the ordinary course of business not included in extraordinary losses determined in accordance with GAAP which have been included in the determination of Consolidated Net Income), and minus (viii) LIFO credits that have been included in the calculation of Consolidated Net Income.

  "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period, before the payment of dividends on all capital stock, determined in accordance with GAAP.

  "Consolidated Rental Expense" means, for any period, the aggregate rental expense (including any contingent or percentage rental expense) of the Parent Borrower and its Subsidiaries on a Consolidated basis for such period (excluding real estate taxes and common area maintenance charges) in respect of all rent obligations under all operating leases for real or personal property minus any rental income of the Parent Borrower and its Subsidiaries on a Consolidated basis for such period, all as determined in conformity with GAAP.

  "Consolidated Total Interest Expense" means, for any period, interest expense net of interest income, whether paid or accrued (including the interest component of Capital Lease Obligations) on all Debt of the Parent Borrower and its Subsidiaries on a Consolidated basis for such period, including (i) commissions and other fees and charges payable in connection with Letters of Credit, (ii) net payments payable in connection with all Interest Rate Agreements, (iii) interest capitalized during construction and (iv) cash dividends paid in respect of any preferred stock issued by the Parent Borrower, but excluding, however, amortization of deferred debt expense, all as determined in conformity with GAAP.

  "Debt" of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including all obligations, contingent or otherwise, of such Person in connection with the Letters of Credit, Auction Bid LOCs, letter of credit facilities, acceptance facilities or other similar facilities and in connection with any agreement to purchase, redeem, exchange into debt securities, convert into debt securities or otherwise acquire for value (a) any capital stock of such Person or (b) any warrants, rights or options to acquire such capital stock, now or hereafter outstanding), (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all Capital Lease Obligations of such Person, (v) all Debt referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any lien, security interest or other charge or encumbrance upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, (vi) all Guaranteed Debt of such Person and (vii) any preferred stock of such Person that is classified as a liability on such Person's Consolidated balance sheet.

  "Funded Debt" means the Debt resulting from the Advances under the Credit Agreement and all other Debt of the Parent Borrower or its Subsidiaries that (on the date of its incurrence or issuance) matures more than one year from the date of determination or matures within one year from such date but is renewable or extendible, at the option of the debtor, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date (in each case including amounts of Funded Debt required to be paid or prepaid within one year from the date of calculation).

  "Guaranteed Debt" of any Person means all Debt referred to in clause (i),
(ii), (iii), (iv) or (v) of the definition of the term "Debt" in this Section guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, but excluding leases at a rental at least as favorable to the Parent Borrower as could be obtained in an arm's-length transaction with a party that is not an Affiliate.

  "Net Total Debt" means, on a Consolidated basis for the Parent Borrower and its Subsidiaries as of any date, (i) the sum as of such date of (a) the aggregate outstanding amount of Funded Debt including current maturities thereof, (b) the aggregate outstanding amount of Commercial Paper and (c) the aggregate outstanding amount of Subsidiary Commercial Paper minus (ii) the sum as of such date of (a) the aggregate outstanding face amount of letters of credit included in Funded Debt, (b) the aggregate outstanding amount of Debt represented by certain investments made by the Parent Borrower and (c) the aggregate amount of Permitted Investments in excess of $100 million.

  "Rolling Period" means, in respect of any Fiscal Quarter, such Fiscal Quarter and the three preceding Fiscal Quarters.

  "Subordinated Debt" means any Indebtedness which is subordinate to the Obligations under the Credit Agreement.

EVENTS OF DEFAULT

  The Credit Agreement provides that various events shall be "Events of Default," upon the occurrence of which the Senior Lenders may suspend or cease making loans or terminate the Facility and declare all amounts outstanding under the Credit Agreement immediately due and payable, as described below. Events of Default include, among other things, (i) failure to pay, when due, any principal payable under the Credit Agreement or the failure to pay any interest or other amount under the Credit Agreement after the same becomes due and such default continues unremedied for three business days after written notice from either Administrative Agent, (ii) material breach of any representation or warranty in the Credit Agreement or related documents, (iii) failure to comply with any of the covenants of the Credit Agreement or related documents after specified grace periods, (iv) failure to pay, or default in performance permitting acceleration under, certain of the Company's other indebtedness, (v) bankruptcy or insolvency of the Company or a Subsidiary or failure to discharge certain judgments of the Company or any Subsidiary, (vi) the Credit Agreement or security interests thereunder in Collateral with a value in excess, individually or in the aggregate, of $30,000,000 ceasing to be in full force and effect, (vii) certain events occurring with respect to the Company's pension plans potentially giving rise to liability under ERISA, and (viii) the occurrence of a "Change of Control" of the Company. A "Change of Control" is defined in the Credit Agreement as (A) the acquisition by any Person or group (other than the trusts for the Company's employee benefit plans) of securities representing 20% or more of the voting Power of the Company or (B) during any 24-month period, individuals who were directors of the Company at the beginning of such period (together with new directors approved by such directors) ceasing to constitute at least 75% of the Board of Directors of the Company.

  The Credit Agreement provides that upon the occurrence of an Event of Default, the Administrative Agents (i) shall at the request, or may with the consent, of the Majority Lenders by notice to the Company declare the obligations of each Lender to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) shall at the request, or may with the consent, of any Issuing Bank or of the Majority Lenders by notice to the Company declare the obligation of any Issuing Bank to issue Letters of Credit to be terminated, whereupon the same shall forthwith terminate, and (iii) shall at the request, or may with the consent, of the Majority Lenders declare the Advances, all interest thereon and all other amounts payable under the Credit Agreement to be forthwith due and payable, whereupon the Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest, prior notice of intention to accelerate or any other notice, all of which are expressly waived by the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general summary of certain anticipated United States federal income tax consequences to a holder of Notes of the conversion, redemption or sale of the Notes. It deals only with Notes held as capital assets and not with special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, persons that hold Notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, persons that are not United States holders or persons whose functional currency is not the U.S. dollar. A United States holder is a beneficial owner that is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of a Note. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. The Company has not requested a ruling from the Internal Revenue Service (the "Service") with respect to the matters discussed herein.

  HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THE CONVERSION, SALE OR REDEMPTION OF THE NOTES.

CONVERSION

  In general, no gain or loss should be recognized by a holder upon the conversion of a Note into Common Stock of the Company, except to the extent of any gain realized upon the receipt of cash in lieu of fractional shares. A holder's basis in the Common Stock received on conversion (including any fractional shares, which are deemed received and immediately disposed of) generally will equal the holder's basis at the time of conversion in the Note converted. A holder's holding period for the Common Stock received on conversion will include the holder's holding period of the Note converted.

SALE OR REDEMPTION

  In general, the sale or redemption of a Note will result in the recognition of gain or loss to a holder in an amount equal to the difference between (i) the cash received in exchange for the Note less the amount attributable to accrued interest not previously included in income (which amount is taxable as ordinary income) and (ii) the holder's adjusted tax basis in the Notes. Except as discussed below under "Market Discount," such gain or loss will be capital gain or loss and will be long term gain or loss if, at the time of such disposition, the Notes had been held for more than one year.

MARKET DISCOUNT

  Special rules will apply to Notes acquired with market discount. A market discount note is, generally, a note the stated redemption price at maturity of which exceeds the holder's basis in the note immediately after acquisition. Generally, any gain recognized on the sale or redemption of a market discount note will be treated as ordinary income to the extent of the accrued market discount on such note not previously included in income. Market discount accrues either ratably or at a constant yield to maturity, at the election of the holder. A holder of a market discount note also may elect to take market discount into income as it accrues.

  Although the matter is not free from doubt, a holder of a Note with market discount should not have to recognize income on the conversion of the Note, even with respect to market discount that has accrued but has not been taken into account. Market discount not recognized on conversion will carry over to the Common Stock acquired upon conversion thereof and will be recognized as ordinary income to the extent of gain recognized upon the disposition of such Common Stock, including any deemed disposition of fractional shares of Common Stock for cash at the time of conversion.

BACKUP WITHHOLDING

  In general, backup withholding at a rate of 31% will apply to payments of the proceeds of a sale, redemption or conversion of a Note if the holder is not an "exempt recipient" and fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns. Individuals generally are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 350,000,000 shares of Common Stock, par value $1 per share, and 5,000,000 shares of cumulative preferred stock, par value $100 per share. As of July 15, 1995, 111,645,443 shares of Common Stock were issued and outstanding. No shares of preferred stock are outstanding.

COMMON STOCK

  All of the outstanding shares of Common Stock are, and the shares of Common Stock issuable hereunder will be when issued, fully paid and nonassessable. Subject to the rights of the holders of any shares of preferred stock that may be issued in the future, the holders of Common Stock (i) are entitled to such dividends as the Board of Directors in its discretion may validly declare, (ii) in the event of liquidation, will share ratably in the net assets of the Company, and (iii) are entitled to cast one vote per share except that they are entitled to cumulative votes for the election of directors. The Common Stock has no conversion rights, nor are there any preemptive, subscription, redemption or call provisions applicable to the Common Stock.

COMMON STOCK PURCHASE RIGHTS

  The Company has adopted a warrant dividend plan in which each holder of Common Stock is entitled to one common stock purchase right for each share of Common Stock owned. When exercisable, the nonvoting rights entitle the registered holder to purchase one share of Common Stock at a price of $60 per share. The rights will become exercisable, and separately tradeable, ten days after a person or group acquires 20% or more of the Company's Common Stock. In the event the rights become exercisable and thereafter the Company is acquired in a merger or other business combination, each right will entitle the holder to purchase common stock of the surviving corporation, for the exercise price, having a market value of twice the exercise price of the right. Under certain circumstances, including the acquisition of 25% or more of the Company's Common Stock, each right will entitle the holder to receive upon payment of the exercise price, shares of Common Stock with a market value of two times the exercise price. At the Company's option, the rights, prior to becoming exercisable, are redeemable in their entirety at a price of $.025 per right. The rights are subject to adjustment and expire March 19, 1996.

PREFERRED STOCK

  No shares of preferred stock are currently outstanding. If issued, such shares could affect the rights of the holders of shares of Common Stock. Shares of preferred stock may be issued in one or more series. Each share is entitled to one vote. Holders of preferred stock shall have no preemptive rights to subscribe for or purchase any shares of any class of stock.

  The Board of Directors may fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of any series of shares of preferred stock, including without limitation, the dividend rate, redemption rights and price, liquidation price, sinking fund requirements, conversion rights and restrictions on the issuance of shares of the same series or of any other class or series. The Board of Directors may also fix the number of shares constituting any such series and increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).

TRANSFER AGENT

  The First Chicago Trust Company of New York, New York, is the transfer agent and registrar for the Company's Common Stock.

                              STANDBY ARRANGEMENTS

  Under the terms and subject to the conditions of a Standby Agreement (the "Standby Agreement"), Goldman, Sachs & Co. (the "Purchaser") has agreed to purchase from the Company, at the option of the Company, up to the number of shares (the "Shares") of Common Stock equal to the positive difference, if any, between (i) the number of shares (the "Redemption Shares") of Common Stock that would have been issuable upon conversion of the Notes that are not surrendered for conversion on or prior to the Expiration Time, minus (ii) (A) if on the Expiration Time the closing price of the Common Stock is greater than $19.84, 535,332 shares of Common Stock or (B) if such closing price is not greater than $19.84, zero, at a price per share of $19.34, if there are fewer than 2,675,000 Redemption Shares, and $19.10 per share if there are 2,675,000 or more Redemption Shares.

  The Purchaser may purchase Notes in the market or otherwise prior to the Expiration Date and has agreed to convert into Common Stock all of the Notes which it so purchases.

  The Company has been advised that the Purchaser proposes to offer any Common Stock purchased from the Company or acquired on conversion by the Purchaser of Notes for resale as set forth on the cover page of this Prospectus. The Purchaser may also make sales to certain securities dealers at prices which may reflect concessions from the prices at which the shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. The sales of Common Stock so offered are offered by the Purchaser subject to prior sale, when, as, and if received by the Purchaser, and subject to its right to reject orders in whole or in part. The Purchaser has agreed to remit to the Company not less than 50% of the amount, if any, by which the aggregate net proceeds received by the Purchaser from sales of the Shares exceeds the purchase price of the Shares.

  Pursuant to the Standby Agreement, the Company has agreed to pay to the Purchaser for the commitments undertaken by it under the Standby Agreement an amount equal to $250,000. If the Purchaser does not purchase any Shares, the Company has agreed to reimburse the Purchaser for the fees and disbursements of its counsel.

  During the period beginning from the date of this Prospectus and continuing to and including the Redemption Date, and, if the Purchaser purchases any Shares, further continuing and including the date ending 180 days after the Redemption Date, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock of the Company, any securities of the Company substantially similar to the Common Stock or any securities convertible into or exchangeable for shares of Common Stock or any such substantially similar security (except for any securities, issued, offered, sold or disposed of by the Company to its stock option and other benefit plans maintained for its officers, directors and employees or Common Stock issued or distributed in connection with the conversion of any security of the Company outstanding on the date of the Prospectus) without the Purchaser's prior written consent.

  The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

  The Purchaser may assist in the solicitation of conversions by holders of Notes but will receive no commission therefor.

  Purchaser performs investment banking services for the Company from time to time.

                          VALIDITY OF THE COMMON STOCK

  The validity of the Common Stock will be passed upon for the Company by Paul
W. Heldman, Esq., Vice President, Secretary and General Counsel of the Company and for the Purchaser by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell may rely as to matters of Ohio law upon the opinion of Mr. Heldman. As of July 7, 1995, Mr. Heldman owned approximately 10,486 shares of the Company's Common Stock and had options to acquire an additional 113,352 shares.

                                    EXPERTS

  The consolidated balance sheet as of December 31, 1994 and January 1, 1994 and the consolidated statements of operations and accumulated deficit, and cash flows for the years ended December 31, 1994, January 1, 1994 and January 2, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding the Company's change in method of accounting for postretirement benefit costs other than pensions as of January 3, 1993, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SO-LICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Certain Investment Considerations..........................................   4
The Company................................................................   5
Redemption of Notes and Alternatives to Redemption.........................   5
Use of Proceeds............................................................   7
Price Range of Common Stock................................................   7
Dividends..................................................................   8
Description of the Credit Agreement........................................   8
Certain Federal Income Tax Considerations..................................  14
Description of Capital Stock...............................................  15
Standby Arrangements.......................................................  16
Validity of the Common Stock...............................................  17
Experts....................................................................  17

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               10,706,638 SHARES

                                THE KROGER CO.

                                 COMMON STOCK
                           (PAR VALUE $1 PER SHARE)

                               ----------------

                               [LOGO OF KROGER]

                               ----------------

                             GOLDMAN, SACHS & CO.



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses in connection with the sale of the Common Stock being registered hereby, other than underwriting discounts and commissions, are estimated as follows:

      Registration Fee*................................................ $117,911
      Printing and engraving...........................................   50,000
      Listing Fees.....................................................   50,000
      Legal fees and expenses..........................................  100,000
      Accounting fees and expenses.....................................   15,000
      Blue Sky qualifications and related legal fees and expenses......   10,000
      Miscellaneous....................................................   30,000
                                                                        --------
        Total.......................................................... $372,911
                                                                        ========

- --------
  * Actual Fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under the Company's Regulations (by-laws) each present or former director, officer or employee of the Company and each person who is serving or shall have served at the request of the Company as a director, officer or employee of another corporation (and his heirs, executors and administrators) shall be indemnified by the Company against expenses actually and necessarily incurred by him, and also against expenses, judgments, decrees, fines, penalties or amounts paid in settlement, in connection with the defense of any pending or threatened action, suit, or proceeding, criminal or civil, to which he is or may be made a party by reason of being or having been such director, officer or employee, provided (1) he is adjudicated or determined not to have been negligent or guilty of misconduct in the performance of his duty to the Company or such other corporation, (2) he is determined to have acted in good faith in what he reasonably believed to be the best interest of the Company or of such other corporation, and (3) in any matter the subject of a criminal action, suit, or proceeding, he is determined to have had no reasonable cause to believe that his conduct was unlawful. See also Ohio Revised Code, Section 1701.13.

  The Company also maintains directors' and officers' reimbursement and liability insurance pursuant to policies with aggregate limits of $100 million.

  Reference is made to Section 8 of the Standby Agreement, filed herewith as
Exhibit 1.1 for provisions regarding the indemnification of the Company, its directors and officers, and its controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS:

      1.1 Form of Standby Agreement.
      4.1 Amended Articles of Incorporation and Regulations of the Company are hereby incorporated by reference to Exhibits 4.1 and 4.2 of the Company's Registration Statement on Form S-3 as filed with the Secu-rities and Exchange Commission on January 28, 1993, and bearing Reg-istration No. 33-57552.
      4.2 Rights Agreement, including form of Rights Certificate incorporated by reference to the Company's Registration Statement on Form 8-A dated March 6, 1986.
      5.1 Opinion of Paul W. Heldman, Esq., including his consent.
     10.1 Competitive Advance and Revolving Credit Facility, dated as of July
          19, 1994, among the Company and Chemical Bank and Citibank, N.A., as administrative agents, and the lenders named therein is hereby incor-porated by reference to Exhibit 99.1 of the Company's Form 8-K, dated
          July 20, 1994.

     23.1  Consent of Coopers & Lybrand L.L.P.
     23.2  Consent of Paul W. Heldman, Esq., included in Exhibit 5.1 filed herewith.
     24.1  Powers of Attorney.
     99.1  Notice of Redemption of Notes.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  Provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referred to in Item 15 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CINCINNATI, STATE OF OHIO, ON AUGUST 4, 1995.

                                         The Kroger Co.

                                                     /s/ Bruce M. Gack
                                         By____________________________________
                                                         BRUCE M. GACK
                                                      ASSISTANT SECRETARY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

             SIGNATURES                       TITLE
             ----------                       -----

       */s/ Reuben V. Anderson         Director
- -------------------------------------
         REUBEN V. ANDERSON

     */s/ Raymond B. Carey, Jr.        Director
- -------------------------------------
        RAYMOND B. CAREY, JR.

      */s/ John L. Clendenin           Director
- -------------------------------------
          JOHN L. CLENDENIN

        */s/ David B. Dillon           Director, President
- -------------------------------------   and Chief Operating
           DAVID B. DILLON              Officer


       */s/ Richard W. Dillon          Director
- -------------------------------------
          RICHARD W. DILLON

        */s/ Lyle Everingham           Director
- -------------------------------------
           LYLE EVERINGHAM

       */s/ John T. LaMacchia          Director
- -------------------------------------
          JOHN T. LAMACCHIA

     */s/ Patricia Shontz Longe        Director
- -------------------------------------
        PATRICIA SHONTZ LONGE

             SIGNATURES                         TITLE
             ----------                         -----

       */s/ W. Rodney McMullen          Group Vice President
- -------------------------------------    and Chief Financial
         W. RODNEY MCMULLEN              Officer

     */s/ T. Ballard Morton, Jr.        Director
- -------------------------------------
       T. BALLARD MORTON, JR.

      */s/ Thomas H. O'Leary            Director
- -------------------------------------
          THOMAS H. O'LEARY

          */s/ John D. Ong              Director
- -------------------------------------
             JOHN D. ONG

      */s/ Katherine D. Ortega          Director
- -------------------------------------
         KATHERINE D. ORTEGA

       */s/ Joseph A. Pichler           Chairman of the
- -------------------------------------    Board of Directors,
          JOSEPH A. PICHLER              Chief Executive
                                         Officer, and
                                         Director

      */s/ J. Michael Schlotman         Vice President and
- -------------------------------------    Corporate
        J. MICHAEL SCHLOTMAN             Controller--
                                         Principal
                                         Accounting Officer

      */s/ Martha Romayne Seger         Director
- -------------------------------------
        MARTHA ROMAYNE SEGER

         */s/ James D. Woods            Director
- -------------------------------------
           JAMES D. WOODS

           /s/ Bruce M. Gack                                    August 4, 1995
*By _________________________________
               BRUCE M. GACK
            AS ATTORNEY-IN-FACT